Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON CONTINUES TO EXPAND GRYPHON D SERIES LENSES

WITH MULTIPLE HIGH-GRADE MINERALIZED INTERSECTIONS

Toronto, ON – March 29, 2017 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to report multiple high-grade uranium intercepts amongst the D series of mineralized lenses, which are located outside of the existing resources estimated for the Gryphon deposit, on the Company’s 60% owned Wheeler River project. Exploration and infill drilling are ongoing at Wheeler River, as part of a 16,000 metre winter drill program focused on increasing both the resource size and confidence of the Gryphon deposit.

Preliminary equivalent grade results (“eU3O8”) obtained from a downhole radiometric probe, include the following highlights from exploration drilling on the D series lenses:

•	7.50% eU3O8 over 1.2 metres (including 9.0% eU3O8 over 1.0 metres) in WR-689,

•	2.90% eU3O8 over 1.7 metres (including 3.7% eU3O8 over 1.3 metres) in WR-689, and

•	1.60% eU3O8 over 1.0 metre in WR-689D1

New high-grade mineralization was also intersected by drill hole WR-689 through the planes of the Gryphon B series lenses approximately 125 metres southwest along strike of WR-507D2, which included an intersection of 19.31% U3O8 over 1.0 metre (see Denison’s Press Release dated November 17, 2016), returning the following highlight intersection:

•	2.70% eU3O8 over 1.9 metres (including 5.1% eU3O8 over 1.0 metres)

In addition to exploration drilling to expand mineralization outside of the Gryphon deposit, the 2017 winter drilling program is focused on continuing with infill and delineation drilling within the Gryphon deposit’s A, B and C series lenses, with the objective of increasing the level of confidence of the previously released inferred resources to an indicated level. The 2017 winter infill and delineation drilling program commenced on the up plunge and down plunge fringes of the deposit and has not yet reached the central, higher grade and thicker portions of the deposit. To date, multiple drill holes have intersected higher equivalent grades and/or thicker intersections when compared with the current inferred grade model, highlighted by the following:

•	2.50% eU3O8 over 9.1 metres (including 5.8% eU3O8 over 1.0 metres and 6.0% eU3O8 over 2.2 metres) in WR-687D2,

•	4.10% eU3O8 over 5.8 metres (including 8.1% eU3O8 over 2.8 metres) in WR-582D2,

•	2.50% eU3O8 over 4.6 metres (including 8.3% eU3O8 over 1.2 metres) in WR-684, and

•	0.39% eU3O8 over 14.2 metres (including 1.2% eU3O8 over 1.0 metres) in WR-684

Denison’s Vice President Exploration, Dale Verran, commented “The 2017 drill program’s results to date confirm continuity and high-grades of the Gryphon deposit mineralized lenses and exhibit possible upside to the resource with thicker and/or higher equivalent grades intersected than expected in select portions of the deposit. In addition, initial drill holes targeting horizons outside of the current resource were successful in expanding high-grade mineralization along the horizons of the previously identified D series lenses. With four drill rigs currently turning on the project our team is hard at work until mid-April when the winter program is expected to be concluded and planning will commence for the sizeable summer drill program.”

Exploration Drilling Outside of the Gryphon Deposit

The objective of drill holes WR-689 and WR-689D1 was to test the continuity of the D series lenses between the previous exploration holes completed on an approximate 50 x 50 metre spacing. The D series lenses are not included in the current NI 43-101 resource estimate for the Gryphon deposit and occur footwall, and within 200 metres to the north and northwest, of the A, B and C series lenses. Some of the mineralization that has been discovered while testing the D series of lenses, however, occurs within the A, B and C series planes. Preliminary radiometric equivalent U3O8 (“eU3O8”) results for drill holes WR-689 and WR-689D1 are provided in Table 1 and locations illustrated in Figures 1 to 5.

Table 1: Mineralized intersections from highlight exploration drill holes completed during winter 2017

Section	Drill Hole	From (m)	To (m)	Length (m)(5)	eU3O8 (%)(1)(2)(4)	Lens Designation
5175GP	WR-689D1	560.5	561.5	1.0	0.22	B Series
	WR-689D1	566.3	567.3	1.0	0.11	B Series
	WR-689D1	570.4	571.4	1.0	0.18	B Series
	WR-689D1	668.4	669.4	1.0	0.13	D Series
	WR-689D1	675.7	676.7	1.0	0.13	D Series
	WR-689D1(3)	679.7	680.7	1.0	1.6	D Series
	WR-689D1	692.3	693.7	1.4	0.23	D Series
5200GP	WR-689	557.2	558.6	1.4	0.54	B Series
	WR-689	561.0	562.0	1.0	0.13	B Series
	WR-689	564.9	566.8	1.9	2.7	B Series
	including(3)	565.6	566.6	1.0	5.1	B Series
	WR-689	573.2	574.2	1.0	0.60	B Series
	WR-689	584.1	585.1	1.0	0.32	B Series
	WR-689	679.6	680.6	1.0	0.50	D Series
	WR-689	684.6	685.6	1.0	0.15	D Series
	WR-689	711.1	712.8	1.7	2.9	D Series
	including(3)	711.3	712.6	1.3	3.7	D Series
	WR-689	718.4	719.6	1.2	7.5	D Series
	including(3)	718.5	719.5	1.0	9.0	D Series

Notes:

1.

eU3O8 is radiometric equivalent U3O8 from a calibrated total gamma downhole probe. eU3O8 results are preliminary in nature and all mineralized intervals will be sampled and submitted for chemical U3O8 assay.

2.	Intersection interval is composited above a cut-off grade of 0.1% eU3O8 unless otherwise indicated.
3.	Intersection interval is composited above a cut-off grade of 1.0% eU3O8.
4.	Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste
5.

As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

The results yielded by WR-689 and WR-689D1 represent new additional mineralization in both the B and D series planes and provide additional confidence to the continuity of previously modelled D series lenses. Additional drill testing for D series lens mineralization is warranted down-dip and down plunge of these intersections. In addition to the immediate follow up of WR-689, D series lens mineralization remains open along strike to the northeast and southwest.

Five exploration holes (WR-681A, WR-682, WR684A, WR-685 and WR-686) were completed approximately 50 metres down-dip of the A and B series lenses to test the depth extents of the mineralization along the southeastern edge of the Gryphon deposit. Despite intersection of favorable structure and some alteration, none of the holes intersected significant mineralization.

Infill and Delineation Drilling of the Gryphon Deposit

The infill and delineation drilling program is designed to upgrade the current inferred resources of the Gryphon deposit to an indicated level of confidence by increasing the previous 50 x 50 metre drill spacing to an approximate 25 x 25 metre spacing. The program commenced in 2016, with the completion of an initial five drill holes. A further 13 drill holes, totaling approximately 6,800 metres, have been completed as part of the winter 2017 program, with a further 22 drill holes planned to be completed during the remainder of the winter program and into the summer 2017 program.

Preliminary radiometric equivalent U3O8 (“eU3O8”) results for the 13 infill and delineation drill holes completed to date during the 2017 winter program are provided in Table 2, and locations shown in Figures 1 to 4. The results can be summarized as follows:

•

A Series Lenses: The drill hole mineralized intercepts of the A series lenses are largely consistent with previously modelled lens interpretations confirming continuity and high-grades. Drill holes WR-684 and WR-687D2 returned improved intercepts of thickness and/or equivalent grades compared to the inferred grade model, including 0.39% eU3O8 over 14.2 metres and 2.5% eU3O8 over 9.1 meters respectively. The results to date from the A series lenses are illustrated in Figure 2.

•

B Series Lenses: The drill hole mineralized intercepts of the B series lenses are largely consistent with previously modelled lens interpretations confirming continuity and high-grades. Certain mineralized intercepts indicated expansion of the B series lenses, as highlighted below and illustrated in Figure 3;

¡	Drill hole WR-684 (2.5% eU3O8 over 4.6 metres) and WR-688D2 (0.47% eU3O8 over 1.7 metres) intersected mineralization less than 25 metres down plunge and outside of the current resource estimate, and

¡

Drill hole WR-683D1 (0.31% eU3O8 over 1.0 metre and 0.46% eU3O8 over 1.0 metre) and drill hole WR-584BD1 (0.11% eU3O8 over 1.0 metre) intersected mineralization approximately 50 and 75 metres up plunge and outside of the current resource estimate.

•

C Series Lenses: The drill hole mineralized intercepts of the C series planes confirmed the up plunge and down plunge limits of the C series lenses which are included in the current resource estimate, as illustrated in Figure 4. Infill and delineation drilling is yet to commence for the main portion of the C series lenses which are included in the current resource estimate.

Table 2: Mineralized intersections from infill and delineation drill holes completed during winter 2017

Section	Drill Hole	From (m)	To (m)	Length (m)(5)	eU3O8 (%)(1)(2(4))	Lens Designation
4775GP	WR-584BD1	624.8	627.8	3.0	2.0	A Series
	including(3)	626.0	627.6	1.6	3.7	A Series
	WR-584BD1	637.6	638.6	1.0	0.11	B Series
4825GP	WR-683	No significant mineralization
	WR-683D1	635.8	638.9	3.1	1.8	A Series
	including(3)	636.2	638.2	2.0	3.5	A Series
	WR-683D1	645.2	646.2	1.0	0.31	B Series
	WR-683D1	657.5	658.5	1.0	0.46	B Series
4875GP	WR-687D1	672.0	673.0	1.0	0.40	A Series
	WR-687D1	673.4	674.4	1.0	0.10	A Series
	WR-687D1	676.6	678.0	1.4	1.6	B Series
	including(3)	676.8	677.8	1.0	2.2	B Series
	WR-687D1	682.7	683.7	1.0	0.55	B Series
	WR-575D1	626.2	625.9	1.5	0.36	A Series

4900GP	WR-687	681.4	682.4	1.0	0.14	A Series
	WR-687	685.0	686.5	1.5	0.88	A Series
	WR-687	685.2	686.2	1.0	1.2	B Series
	WR-687	690.8	691.8	1.0	0.12	B Series
	WR-687D2(3)	648.9	649.9	1.0	1.8	A Series
	WR-687D2	652.8	661.9	9.1	2.5	A Series
	including(3)	653.9	654.9	1.0	5.8	A Series
	including(3)	656.4	657.7	1.3	1.6	A Series
	including(3)	659.4	661.6	2.2	6.0	A Series
	WR-687D2	676.3	677.3	1.0	0.14	B Series
	WR-687D2	686.2	687.4	1.2	0.15	B Series
5125GP	WR-688	774.1	778.9	4.8	0.51	A Series
	including(3)	776.6	777.6	1.0	1.1	A Series
	WR-688D2	756.5	757.5	1.0	0.33	A Series
	WR-688D2	761.2	762.7	1.5	3.0	A Series
	including(3)	761.3	762.3	1.0	4.3	A Series
	WR-688D2	767.5	769.2	1.7	0.47	B Series
5150GP	WR-582D2	741.6	742.6	1.0	0.72	A Series
	WR-582D2	746.2	752.0	5.8	4.1	A Series
	including(3)	748.8	751.6	2.8	8.1	A Series
	WR-684	796.1	797.1	1.0	0.11	A Series
	WR-684	813.7	827.9	14.2	0.39	A Series
	including(3)	813.7	814.7	1.0	1.2	A Series
	WR-684	830.5	835.1	4.6	2.5	B Series
	including(3)	831.0	832.2	1.2	8.3	B Series
	WR-688D1	766.5	768.9	2.4	0.72	A Series
	including(3)	767.6	768.6	1.0	1.4	A Series
	WR-688D1	775.5	776.5	1.0	0.16	A Series
5175GP	WR-684D1	803.6	805.2	1.6	0.18	A Series
	WR-684D1	806.4	807.4	1.0	0.13	A Series
	WR-684D1	808.3	810.2	1.9	0.18	A Series
	WR-684D1	813.6	815.5	1.9	0.18	A Series
	WR-684D1	831.5	832.5	1.0	0.12	A Series

Notes:

1.

eU3O8 is radiometric equivalent U3O8 from a calibrated total gamma downhole probe. eU3O8 results are preliminary in nature and all mineralized intervals will be sampled and submitted for chemical U3O8 assay.

2.	Intersection interval is composited above a cut-off grade of 0.1% eU3O8 unless otherwise indicated.
3.	Intersection interval is composited above a cut-off grade of 1% eU3O8.
4.	Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste
5.

As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

Illustrative Figures & Further Details

A plan map of the northeast plunging Gryphon mineralized lenses, projected up to the simplified basement geology at the sub-Athabasca unconformity, is provided in Figure 1. The plan map shows the location of the A, B, C and D series lenses interpreted to the end of 2016 with the winter 2017 mineralized pierce points shown as yellow stars. The inset on Figure 1 shows a schematic cross section of the A, B, C and D series lenses and their respective inclined longitudinal section windows (as shaded rectangles). Figures 2 to 5 provide inclined longitudinal sections of the Gryphon A, B, C and D series lenses respectively. Shown on the inclined longitudinal sections are the various mineralized lenses projected to their respective planes and drill hole pierce points. Drill hole pierce points prior to the winter 2017 program are shown as black circles whereas winter 2017 pierce points are shown as either yellow stars (mineralized) or grey circles (not significantly mineralized).

It should be noted for Figures 1 to 5 that mineralized lenses are designated either A, B, C or D series, and coloured accordingly, based on the interpreted stratigraphic planes in which they occur (i.e. their position relative to the different geological units and fault structures identified). In the 2016 Denison Press Releases all new lenses defined outside of the Gryphon deposit’s A, B and C series lenses, which constitutes the NI 43-101 inferred resource estimate, were designated D series lenses. Further geological data from 2017 drilling and an improved geological model has allowed Denison to re-classify some of the previously modelled D series mineralized lenses into new A, B or C series lenses based on their stratigraphic position ahead of future resource estimation. The modelled mineralized lenses shown in Figures 1 to 5 are defined using a 0.05% U3O8 or eU3O8 grade shell and minimum thickness of two metres. There is no certainty that the modelled mineralized lenses shown will constitute future mineral resources and they may be subject to modifications as further drilling data becomes available.

Further details regarding the Gryphon deposit and the current mineral resource estimates are provided in the NI 43-101 Technical Report for the Wheeler River project titled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada” dated April 8, 2016 with an effective date of March 31, 2016. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Qualified Persons

The disclosure of a scientific or technical nature contained in this news release was prepared by Dale Verran, MSc, Pr.Sci.Nat., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 24, 2016 filed under the Company’s profile on SEDAR (www.sedar.com).

About Wheeler River

Wheeler River is the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is a joint venture between Denison (60% and operator), Cameco Corp. (30%), and JCU (Canada) Exploration Company Limited (10%), and is host to the high-grade Gryphon and Phoenix uranium deposits discovered by Denison in 2014 and 2008, respectively. The Gryphon deposit is hosted in basement rock and is currently estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8. The Phoenix unconformity deposit is located approximately 3 kilometres to the southeast of Gryphon and is estimated to include indicated resources of 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped uranium deposit in the world.

On April 4th, 2016, Denison announced the results of a Preliminary Economic Assessment (“PEA”) for the Wheeler River Project, which considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA returned a base case pre-tax Internal Rate of Return (“IRR”) of 20.4% based on the current long term contract price of uranium (US$44.00 per pound U3O8), and Denison’s share of estimated initial capital expenditures (“CAPEX”) of CAD$336M (CAD$560M on 100% ownership basis). Exploration results from the winter and summer 2016 drilling program have not been incorporated into the resource estimate or the PEA. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. On July 19th, 2016 Denison announced the initiation of a Pre-Feasibility Study (“PFS”) for the Wheeler River property and the complimentary commencement of an infill drilling program at the Gryphon deposit to bring the inferred resources to an indicated level of confidence.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high-grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 350,000 hectares in the infrastructure rich eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation activities, plans and objectives; potential mineralization of drill targets; the estimates of Denison’s mineral resources and the results of its PEA.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

# Plan Map, Gryphon Deposit

Denison Mines

Gryphon Deposit Schematic Cross Section – Inclined Longitudinal Section Windows
NW
SE
Sub-Athabasca Unconformity
Basal Pegmatite
Quartz Pegmatite Assemblage
Upper Graphite
Lower Graphite
D Series Lens Window
A Series Lens Window
C Series Lens Window
B Series Lens Window
Note: Lens Window orientation is 015-45SE
0
100m
Basal Pegmatite Unit
Basal Fault
G Fault
Offset Fault
WR-689
WR-582D2
WR-684D3
WR-684D1
WR-684D2
WR-684
WR-688D1
WR-688D2
WR-688
WR-686
WR-687D1
WR-687D2
WR-687
WR-685
WR-682
WR-681A
WR-683D1
WR-683
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Drill Trace
Drill Trace Winter 2017
Winter 2017 Mineralized Pierce Point
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
N
0
100m
6377000.00 Y
6376900.00 Y
6376800.00 Y
6376700.00 Y
6376600.00 Y
6376500.00 Y
6376400.00 Y
6376300.00 Y
6376200.00 Y
474400.00 X
474500.00 X
474600.00 X
474700.00 X
474800.00 X
474900.00 X
475000.00 X
475100.00 X
475200.00 X
475300.00 X
475400.00 X
475500.00 X
475600.00 X

Figure 1: Plan map of the northeast plunging Gryphon mineralized lenses projected up to the simplified basement geology at the sub-Athabasca unconformity.

Figure 2: Inclined longitudinal section of the Gryphon A series lenses.

Figure 3: Inclined longitudinal section of the Gryphon B series lenses.

Figure 4: Inclined longitudinal section of the Gryphon C series lenses.

Figure 5: Inclined longitudinal section of the Gryphon D series lenses.